SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, May 8, 2019

Results for the First Quarter of 2019

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the first quarter of 2019 (1Q19), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s consolidated results for the first quarter of 2019 (1Q19) and comparisons refer to the fourth quarter of 2018 (4Q18) and the first quarter of 2018 (1Q18), unless otherwise stated. The real/U.S. dollar exchange rate was R$3.8967 on 3/30/2019 and R$3.8748 on 12/31/2018.

Operating and Financial Highlights

•         Adjusted EBITDA totaled R$1,724MM, up 39% over 1Q18 and 11% over 4Q18. The EBITDA margin increased 4.2p.p., to 27.7%, fueled by the strong mining performance.

•         Mining EBITDA reached R$1,259MM, 51% more than in 4Q18, with an increase of around 68% in EBITDA/ton in the segment, thanks to better realized prices.

•         4% growth in the volume of steel sales in the domestic market in relation to 1Q18, with maintenance of the level of coated products.

•         The leverage ratio fell 0.48x, from 4.55x in 4Q18 to 4.07x, thanks to higher EBITDA and lower debt.

Highlights	1Q18	4Q18	1Q19	Change
1Q19	x	1Q18	1Q19	x	4Q18

Steel sales (thousand t)	1,277	1,181	1,175	(8%)	(0%)
- Domestic market	782	835	811	4%	(3%)
- Subsidiaries abroad	436	299	340	(22%)	14%
- Exports	60	46	24	(60%)	(48%)

Iron ore sales (thousand t)	7,474	9,889	8,859	19%	(10%)
- Domestic market	1,309	1,366	1,169	(11%)	(14%)
- Exports	6,165	8,523	7,690	25%	(10%)

Consolidated results (R$ million)
Net revenue	5,066	6,051	6,005	19%	(1%)
Gross profit	1,381	2,052	1,984	44%	(3%)
Adjusted EBITDA¹	1,242	1,560	1,724	39%	11%

Adjusted net debt²	26,508	26,616	25,772	(3%)	(3%)
Adjusted cash and cash equivalents²	3,070	3,274	3,601	17%	10%
Net debt/adjusted EBITDA	5.82x	4.55x	4.07x	-1.75x	-0.48x

¹Adjusted EBITDA is calculated based on net profit/loss, plus depreciation and amortization, income tax, net financial result, share of profit (loss) of investees and other operating income (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. It includes the Company’s stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI.

²Adjusted net debt and the adjusted cash position include the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBS excluding Forfaiting and drawee risk operations.

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

1Q19

CSN’s Consolidated Results

•         Net revenue totaled R$6,005 million in 1Q19, up 19% over 1Q18 and down 1% from 4Q18. It remained in line with 4Q18, thanks to the improvement in the performance of the mining operations and steel seasonality.

•         In 1Q19, the cost of goods sold totaled R$4,021 million, 9% more than in 1Q18 and 0.5% higher than in 4Q18. Compared to 4Q18, we saw an increase in slab costs in the Steel segment, due the end of blast furnace number 3 campaign, while mining showed a decrease in the COGS due to the lower sales volume.

•         Gross profit stood at R$1,984 million in 1Q19, 3% less than in 4Q18. The gross margin fell 0.9p.p. from 4Q18, to 33% in 1Q19, due to an increase in steel costs, partially offset by the mining performance.

•         General and administrative expenses totaled R$120 million, with a dilution from 2.1% (1Q18) to 2.0% (1Q19) of net revenue. Selling expenses amounted to R$573 million, or 9.5% of net revenue, 0.5p.p. more than in 1Q18 (9.0% of net revenue), due to the greater proportion of the transoceanic freight of iron ore in the CIF modality.

•         Net other income (expenses) was an expense of R$135 million in 1Q19, mainly driven by the recognition of the hedge accounting result and other expenses, partially offset by the appreciation of Usiminas shares.

•         The net financial result was an expense of R$635 million in 1Q19. Financial expenses (ex-exchange variation) edged up to R$633 million, as a result of the non-recurring increase in other financial expenses related to new issue, partially offset by a decline in the cost of debt.

Financial Result (R$ million)	1Q18	4Q18	1Q19
Financial result – IFRS	(594)	510	(635)
Financial revenue	43	884	111
Financial expenses	(637)	(374)	(746)
Financial expenses (ex-exchange rate variation)	(523)	(589)	(633)
Result with exchange rate variation	(113)	215	(114)
Monetary and exchange rate variation	(138)	535	(126)
Hedge accounting	24	(319)	12
Derivative result	1	(1)	-

¹ The financial result includes the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI as of December 2015.

•         CSN’s share of profit of investees was a positive R$26 million in 1Q19, versus a positive R$25 million in 1Q18, remaining flat as a result of stable results at MRS.

Share of Profit (Loss) of Investees (R$ million)	1Q18	4Q18	1Q19	Change
1Q19	x	1Q18	1Q19	x	4Q18
MRS Logística	33	54	43	30%	(20%)
CBSI	1	1	1	-	-
TLSA	(3)	(4)	(6)	100%	50%
Arvedi Metalfer BR	0	(1)	-	-	-
Eliminations	(6)	(10)	(12)	100%	20%
Share of profit of investees	25	40	26	4%	(35%)

•          CSN recorded a net profit of R$87 million in 1Q19, versus a net profit of R$1,772 million in 4Q18.

Para mais informações, visite nosso website: www.csn.com.br/ri	2

EARNINGS RELEASE

1Q19

Adjusted EBITDA (R$ million)	1Q18	4Q18	1Q19	Change
1Q19	x	1Q18	1Q19	x	4Q18
Net profit (loss) for the period	1,486	1,772	87	(94%)	(95%)
(-) Depreciation	305	285	306	0%	7%
(+) Income tax and social contribution	559	89	459	(18%)	416%
(-) Net financial result	594	(510)	635	7%	-
EBITDA (CVM Instruction 527)	2,944	1,636	1,487	(49%)	(9%)
(+) Other operating income (expenses)	(1,797)	(188)	135	-	-
(+) Share of profit (loss) of investees	(25)	(40)	(26)	4%	(35%)
(-) Proportionate EBITDA of jointly-owned subsidiaries	119	153	127	7%	(17%)
Adjusted EBITDA	1,242	1,560	1,724	39%	11%

¹The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

•         Adjusted EBITDA amounted to R$1,724 million in 1Q19, versus R$1,242 million in 1Q18, due to an increase in the share of mining, while the adjusted EBITDA margin was 27.7%, 4.2p.p. higher year on year.

Adjusted EBITDA (R$ MM) and Adjusted EBITDA Margin (%)

¹The adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, considering the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI as of December 2015.

Free Cash Flow

Operating cash flow, as measured by free cash flow, was negative by R$493 million, influenced by the temporary increase in working capital in the steel and mining sectors, to be reversed in the coming quarters.

¹Our working capital includes changes in net current capital, excluding the impacts of the exchange rate variation and an advance from our customer Glencore.

Para mais informações, visite nosso website: www.csn.com.br/ri	3

EARNINGS RELEASE

1Q19

Debt

On 3/30/2019, consolidated net debt totaled R$25,772 million, while the net debt/EBITDA ratio, calculated based on LTM adjusted EBITDA, stood at 4.09x, 1.73x less than in 1Q18.

Debt (R$MM) and Net Debt/Adjusted EBITDA(x)

Foreign Exchange Exposure

The net FX exposure + perpetual bond of our consolidated balance sheet on 3/30/2019 was US$726 million, as shown in the table below. It should be noted that the net foreign exchange exposure includes a liability of US$1.0 billion in line item “Loans and Financing” related to the perpetual bond, which, due to its nature, will not require disbursement to settle the principal amount in the foreseeable future.

The hedge accounting adopted by CSN correlates projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

Foreign Exchange Exposure	3/31/2018	12/31/2018	3/30/2019
(in thousands of U.S. dollars)	IFRS	IFRS	IFRS
Cash	244	377	99
Accounts receivable	322	358	486
Other	4	9	7
Total assets	571	743	593
Loans and financing	(4,236)	(4,117)	(4,053)
Trade payables	(175)	(175)	(125)
Other payables	(5)	(4)	(3)
Total liabilities	(4,417)	(4,295)	(4,181)

Natural foreign exchange exposure (assets - liabilities)	(3,846)	(3,552)	(3,589)
Derivatives, net	-
Cash flow hedge accounting	1,307	2,076	1,862
Net foreign exchange exposure	(2,539)	(1,476)	(1,726)
Perpetual bond	1,000	1,000	1,000
Net foreign exchange exposure excluding perpetual bond	(1,539)	(476)	(726)

Para mais informações, visite nosso website: www.csn.com.br/ri	4

EARNINGS RELEASE

1Q19

Investments

Investments totaled R$313 million in 1Q19, moving up 40% over 1Q18, due to investments related to scheduled stoppage of blast furnace number 3 in the steel segment and the tailings filtering plants in the mining segment, which will enable efficiency gains in steel production and 100% processing of the production without the need to use dams in the end of 2019.

Investments (R$ million)	1Q18	4Q18	1Q19	2017	2018
Steel	65	271	160	481	637
Mining	116	174	118	378	505
Cement	23	30	14	118	79
Logistics	18	26	17	76	84
Other	2	5	4	12	12
Total investments - IFRS	223	507	313	1,065	1,319

Working capital

To calculate working capital, CSN adjusts its assets and liabilities as shown below:

•         Accounts receivable: excludes dividends receivable, advances to employees and other receivables;

•         Inventories: includes estimated losses and excludes spare parts, which are not part of the cash conversion cycle, and will later be booked under property, plant and equipment;

•         Prepaid taxes: composed only of the portion of income tax and social contribution included in recoverable taxes;

•         Taxes payable: composed of taxes payable under current liabilities plus taxes in installments;

•         Advances from customers: sub-account of other liabilities recorded under current liabilities; and

•         Suppliers: Includes Drawee Risk

Accordingly, working capital invested in the business totaled R$3,344 million in 1Q19, an increase of R$967MM in relation to 4Q18, due to temporary increases in inventories and accounts receivable. Specifically, Blast Furnace #3 shutdown increased the slab inventory in anticipation of the period of lower production, while the growth in accounts receivable was due to iron ore sales concentrated at the end of the period, aiming to obtain better realized prices.

Working Capital (R$ million)	1Q18	4Q18	1Q19	Change
1Q19	x	1Q18	1Q19	x	4Q18
Assets	6,252	6,480	7,797	1,544	1,317
Accounts receivable	2,146	2,078	2,835	689	757
Inventories	4,064	4,393	4,952	888	559
Prepaid taxes	42	9	9	(33)	(0)
Liabilities	3,869	4,103	4,452	584	349
Trade payables	3,253	3,445	3,529	276	84
Payroll and related taxes	233	248	262	29	14
Taxes payable	288	272	555	268	283
Advances from customers	95	137	106	11	(31)
Working capital	2,383	2,377	3,344	961	967

Average Term (days)	1Q18	4Q18	1Q19	Change
1Q19	x	1Q18	1Q19	x	4Q18
Amounts received	33	27	37	4	10
Amounts paid	79	78	79	-	1
Inventories	99	99	111	12	12
Financial cycle	53	48	69	16	21

Para mais informações, visite nosso website: www.csn.com.br/ri	5

EARNINGS RELEASE

1Q19

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Energy and Cement.  The main assets and/or companies comprising each segment are presented below:

Net Revenue by Segment – 1Q19 (R$ million)

Adjusted EBITDA by Segment – 1Q19 (R$ million)

Para mais informações, visite nosso website: www.csn.com.br/ri	6

EARNINGS RELEASE

1Q19

1Q19 Result	Steel	Mining	Port logistics	Railway logistics	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,605	2,079	52	335	70	120	(255)	6,005
Domestic market	2,567	245	52	335	70	120	(629)	2,760
Foreign market	1,038	1,834	-	-	-	-	374	3,245
COGS	(3,222)	(870)	(47)	(261)	(61)	(138)	577	(4,021)
Gross profit	383	1,209	5	74	9	(18)	322	1,984
SG&A	(197)	(42)	(9)	(27)	(7)	(21)	(390)	(694)
Depreciation	157	92	7	92	4	32	(79)	306
Proportionate EBITDA of jointly-owned subsidiaries	-	-	-	-	-	-	127	127
Adjusted EBITDA	344	1,259	3	138	6	(7)	(19)	1,724

4Q18 Result	Steel	Mining	Port logistics	Railway logistics	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,768	1,843	72	398	103	145	(278)	6,051
Domestic market	2,718	300	72	398	103	145	(768)	2,969
Foreign market	1,050	1,542	-	-	-	-	490	3,082
COGS	(3,057)	(1,054)	(48)	(275)	(77)	(149)	662	(3,998)
Gross profit	711	789	24	123	26	(4)	384	2,052
SG&A	(266)	(42)	(9)	(34)	(7)	(31)	(541)	(929)
Depreciation	150	88	6	66	4	27	(56)	285
Proportionate EBITDA of jointly-owned subsidiaries	-		-	-	-	-	153	153
Adjusted EBITDA	594	835	21	156	23	(8)	(60)	1,560

1Q18 Result	Steel	Mining	Port logistics	Railway logistics	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,674	1,152	66	331	91	131	(378)	5,066
Domestic market	2,291	219	66	331	91	131	(612)	2,515
Foreign market	1,384	933	-	-	-	-	234	2,551
COGS	(2,900)	(795)	(46)	(244)	(66)	(125)	493	(3,685)
Gross profit	774	356	20	87	24	5	115	1,381
SG&A	(234)	(21)	(10)	(23)	(7)	(20)	(249)	(564)
Depreciation	150	106	4	65	4	27	(51)	305
Proportionate EBITDA of jointly-owned subsidiaries	-	-	-	-	-	-	119	119
Adjusted EBITDA	690	442	14	128	22	12	(66)	1,242

CSN’s Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 444.1 million tons (Mton) in 1Q19, 4.5% more than in 1Q18. Asia produced 312.9 Mton in 1Q19, 7.0% more than in 1Q18, while output in the European Union fell 2.0% and production in North America declined 4.0% in the same period.

According to the Brazilian Steel Institute (IABr), domestic sales totaled 2.8 million tons in the first two months of 2019, down 0.7% less from the same period last year. Apparent consumption reached 3.2 million tons in the same period, a 1.2% year-on-year decline. Brazilian crude steel production reached 5.6 million tons, a 0.5% increase over the first two months of 2018.

•         CSN’s slab production reached 830,000 tons in 1Q19, down 18% from 4Q18, due to higher maintenance shutdowns associated with the end of the Blast Furnace #3 campaign, and other reforms scheduled for the next quarter. In this period, CSN acquired 200,000 tons of slabs from third parties to maintain production of rolled products stable in 1Q19.

Para mais informações, visite nosso website: www.csn.com.br/ri	7

EARNINGS RELEASE

1Q19

Steel Production	1Q18	4Q18	1Q19	Change
(in thousands of tons)				1Q19	x	1Q18	1Q19	x	4Q18
Total slabs (UPV - President Vargas Steelwork + third parties)	1,050	1,021	1,030	(2%)			1%
Slab production	1,050	1,013	830	(21%)			(18%)
Third-party slabs	0	8	200	-			2,339%
Total flat rolled products	978	927	927	(5%)			(0%)
Total long rolled products	40	53	51	28%			(3%)

•          In 1Q19, total sales reached 1,175,000 tons, in line with 4Q18, due to the delay in the economic recovery observed in the first months of the year.

•

In 1Q19, CSN’s domestic steel sales came to 811,000 tons, 3% lower than in 4Q18, due to seasonality. According to the National Institute of Steel Distributors (INDA), distribution purchases increased 1.2% in 1Q19 over 1Q18. Imports closed 1Q19 at 305,900 tons, up 1.1% over 1Q18.

•	Foreign steel sales amounted to 364,000 tons in 1Q19, up 5% over 4Q18, and the comparison as 1Q18 is impaired by the sale of the plant in Terra Haute. In this period, 24,000 tons were exported directly and 340,000 tons were sold by foreign subsidiaries, of which 30,000 tons by LLC, 226,000 tons by SWT and 84,000 tons by Lusosider.

Para mais informações, visite nosso website: www.csn.com.br/ri	8

EARNINGS RELEASE

1Q19

•	In 1Q19, CSN maintained a high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products, such as galvanized items and tin plates, accounted for 48% of flat steel sales, considering all the markets in which the Company operates. In the foreign market, the share of coated products in flat steel sales remained stable at 89% in 1Q19.

According to ANFAVEA (National Association of Automobile Manufacturers), the production of automobiles, light commercial vehicles, trucks and buses reached 695,730,000 units in the first quarter of 2019, a decline of 0.58% from 1Q18 and an increase of 1.50% over 4Q18. Exports showed a weaker performance, with 104,562,000 vehicles sold, a decrease of 42% versus 1Q18. Anfavea expects vehicle production to grow 9.0%, to 3.14 million units, in 2019.
According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials grew 2.9% in March 2019 over the same month in 2018. The association maintains its expectation that sales of building materials will grow 2.0% in 2019.
According to IBGE (Brazilian Institute of Geography and Statistics), home appliance production moved up 1.5% in the twelve months ended February 2019 compared to the same period last year.

•	Net revenue from steel operations reached R$3,605 million in 1Q19, 4% lower than in 4Q18. This was due to the reflection of seasonality, as well as the delay in economic recovery. In the domestic market, average steel prices fell 3% compared to the previous quarter.

•	In 1Q19, the cost of goods sold increased 5.3% over 4Q18, to R$3,222 million, mainly due to lower productivity of blast furnace number 3.
•	Slab production cost reached R$2,061/t in 1Q19, 14% higher than in 4Q18, fueled by higher spending on iron ore, driven by a sharp price increase and the scheduled stoppage of blast furnace number 3, which reduced slab production.

•	Adjusted EBITDA totaled R$344 million in 1Q19, 41% lower than in 4Q18, driving the EBITDA margin to 9.5% in 1Q19. The efficiency gains expected after the scheduled stoppage of blast furnace number 3 should be felt partially as of 3Q19 and fully as of 4Q19, taking the profitability of the business unit to its historical standard.

Para mais informações, visite nosso website: www.csn.com.br/ri	9

EARNINGS RELEASE

1Q19

CSN’s Mining Results

In 1Q19, there was a significant reduction in the transoceanic supply of iron ore, addition to the maintenance of the strong growth of the Chinese economy and robust demand in the infrastructure and civil construction sectors had a positive impact on steel production, reflecting higher raw material prices. In this context, the commodity's price averaged US$82.70/dmt (Platts, Fe62%, N. China) in 1Q19, up 15.5% over the previous quarter.

In regard to maritime freight, the BCI-C3 (Tubarão-Qingdao) route recorded an average of US$13.94/wmt in 1Q19, a decline of 24% compared to the prior quarter mainly driven by lower demand for ships in the period, as a result of a reduction in the supply of ore.

•         In 1Q19, CSN’s iron ore production totaled 8.2 million tons, up 34% higher year on year, due to the removal of bottlenecks from the start of filtration operations. Iron ore purchases reached 1,530,000 tons in 1Q19, up 3% over 1Q18.

•         CSN sold 8.9 million tons of iron ore in 1Q19, 19% more than in 1Q18, with 1.2 million tons sold to the Presidente Vargas Steelworks and the remaining volume sold in Asia and Europe.

Mining Production Volume and Sales	1Q18	4Q18	1Q19	Change
(in thousands of tons)	1Q19	x	1Q18	1Q19	x	4Q18
Iron ore production	6,129	7,382	8,190	34%	11%
Iron ore purchased from third parties	1,487	2,478	1,530	3%	(38%)
Total production + purchases	7,616	9,860	9,719	28%	(1%)
Sales to UPV	1,309	1,366	1,169	(11%)	(14%)
Volume sold to third parties	6,165	8,523	7,690	25%	(10%)
Total sales	7,474	9,889	8,859	19%	(10%)

Production and sales volumes include our 100% stake in CSN Mineração.

•         In 1Q19, net revenue from mining reached R$2,079 million, 13% higher than in the previous quarter, fueled by a 12% upturn in realized prices. The Platts 62 index reached US$82.70/dmt, up 16% in the quarter, while the CIF + FOB realized price stood at US$70.6/wmt, up 12% over the previous period.

•         The cost of goods sold in the Mining segment came to R$870 million in 1Q19, down 17% from 4Q18, due to an increase in iron ore production and a decline in purchases of ore from third parties.

Para mais informações, visite nosso website: www.csn.com.br/ri	10

EARNINGS RELEASE

1Q19

•         The EBITDA margin reached 61% in 1Q19, up 15.2p.p. over 4Q18, while EBITDA came to R$1,259 million in 1Q19, up 51% over 4Q18, due to the higher price, the higher proportion of own production and lower costs, leading to a substantial increase in EBITDA/ton.

CSN’s Logistics Results

Railway Logistics: Net revenue stood at R$335 million in 1Q19, generating EBITDA of R$138 million, accompanied by an EBITDA margin of 41%.

Port Logistics: Sepetiba Tecon shipped 162,000 tons of steel products and 1,000 tons of general cargo, in addition to handling around 43,000 containers and 56,000 tons of bulk cargo in 1Q19. Net revenue reached R$52 million, generating EBITDA of R$3 million, with an EBITDA margin of 6%.

Sepetiba TECON Highlights	1Q18	4Q18	1Q19	Change
				1Q19	x	1Q18	1Q19	x	4Q18
Container volume (thousand units)	65	63	43	(33%)			(32%)
Steel volume (thousand tons)	219	162	162	(26%)			0%
General cargo volume (thousand tons)	31	19	1	(98%)			(96%)
Bulk volume (thousand tons)			56	-			-

CSN’s Energy Results

According to EPE (Energy Research Company), electricity consumption in Brazil increased 4.6% in February 2019 compared to the same month last year. Electricity consumption fell 2.1% in the industrial segment, but grew a substantial 9.2% and 7.2%, respectively, in the residential and commercial segments.

In 1Q19, net revenue from energy operations totaled R$70 million, EBITDA stood at R$6 million and the EBITDA margin was 9%.

CSN’s Cement Results

In the first three months of 2019, domestic cement sales totaled 12.7 million, according to preliminary date of SNIC (National Cement Industry Association). This amount represents a 1.3% increase over the same period in 2018. Also according to SNIC (National Cement Industry Association), the 1Q19 sales result was slightly above estimates, supporting an optimistic scenario with projected growth of 3% for 2019.

In 1Q19, CSN’s cement sales declined 7% compared to the same quarter in 2018. Net revenue totaled R$120 million and EBITDA was negative by R$7 million, due to reduced sales volume and lower dilution of fixed costs.

Para mais informações, visite nosso website: www.csn.com.br/ri	11

EARNINGS RELEASE

1Q19

Capital Market

CSN’s shares appreciated 76.44% in 1Q19, while the IBOVESPA moved up 11.78%. Daily traded volume (CSNA3) on B3 averaged R$192 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) appreciated 69.14%, while the Dow Jones climbed 11.06%. On the NYSE, daily traded volume of CSN’s ADRs (SID) averaged US$15.4 million.

4Q18		1Q19
Number of shares (in thousands)	1,387,524	1,387,524
Market cap
Closing price (R$/share)	8.84	16.25
Closing price (US$/ADR)	2.23	4.11
Market cap (R$ million)	12,265	20,841
Market cap (US$ million)	3,094	5,314
Total return including dividends and interest on equity
CSNA3	(5.05%)	76.44%
SID	(2.19%)	69.14%
Ibovespa	11.78%	4.84%
Dow Jones	(13.47%)	11.06%
Volume
Daily average (thousand shares)	8,042	15,184
Daily average (R$ thousand)	74,976	191,925
Daily average (thousand ADRs)	1,958	4,473
Daily average (US$ thousand)	4,764	15,417
Source: Bloomberg

Webcast - 1Q19 Earnings Presentation                 Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English

 CFO and IRO – Marcelo Cunha Ribeiro

 Leo Shinohara (leonardo.shinohara@csn.com.br)

 José Henrique Triques (jose.triques@csn.com.br)

 Bruno Souza (bruno.souza@csn.com.br)

 Eduardo Ito (eduardo.ito@csn.com.br)

May 9, 2019
11:00 a.m. (Brasília time)
10:00 a.m. (New York time)
Phone: +1 929 378-3440/ +1 516 300-1066
Code: CSN
Replay phone: +55 11 3127-4999
Replay Code: 16148087
Webcast: click here

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the USA, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Para mais informações, visite nosso website: www.csn.com.br/ri	12

EARNINGS RELEASE

1Q19

CONSOLIDATED SALES VOLUME (in thousands of tons)

1Q18	4Q18	1Q19	Change
1Q19	x	1Q18	1Q19	x	4Q18
Flat steel	737	791	760	23	(31)
Slab	-	(0)	-	-	-
Hot rolled	271	284	293	22	9
Cold rolled	157	159	155	(2)	(4)
Galvanized	242	279	244	2	(35)
Tin plates	67	69	68	1	(1)
UPV long steel	45	44	51	6	7
DOMESTIC MARKET	782	835	811	29	(24)

1Q18	4Q18	1Q19	1Q19	x	1Q18	1Q19	x	4Q18
Flat steel	280	152	137	(143)	(15)
Hot rolled	35	12	10	(25)	(2)
Cold rolled	17	7	6	(11)	(1)
Galvanized	191	89	96	(95)	7
Tin plates	37	44	26	(11)	(18)
Long steel (profiles)	216	193	226	10	33
FOREIGN MARKET	496	345	364	(132)	19

1Q18	4Q18	1Q19	1Q19	x	1Q18	1Q19	x	4Q18
Flat steel	1,017	943	897	(120)	(46)
Slab	-	(0)	-	-	-
Hot rolled	306	295	303	(3)	8
Cold rolled	174	166	161	(13)	(5)
Galvanized	433	368	340	(93)	(28)
Tin plates	104	113	94	(10)	(19)
UPV long steel	45	44	51	6	7
Long steel (profiles)	216	193	226	10	33
TOTAL MARKET	1,277	1,181	1,175	(102)	(6)

Para mais informações, visite nosso website: www.csn.com.br/ri	13

EARNINGS RELEASE

1Q19

INCOME STATEMENT
CONSOLIDATED – Brazilian Corporate Law (in thousands of reais)

	1Q18	4Q18	1Q19
Net sales revenue	5,065,950	6,050,932	6,005,466
Domestic market	2,515,270	2,968,706	2,760,089
Foreign market	2,550,680	3,082,226	3,245,377
Cost of Goods Sold (COGS)	(3,684,743)	(3,998,456)	(4,021,495)
COGS, excluding depreciation and depletion	(3,386,399)	(3,723,023)	(3,722,830)
Depreciation/depletion allocated to COGS	(298,344)	(275,433)	(298,665)
Gross profit	1,381,207	2,052,476	1,983,971
Gross margin (%)	27%	34%	33%
Selling expenses	(454,860)	(765,345)	(572,205)
General and administrative expenses	(102,385)	(154,669)	(113,959)
Depreciation and amortization allocated to SG&A	(6,831)	(9,358)	(7,501)
Other income (expenses), net	1,796,928	188,172	(135,420)
Share of profit of investees	24,851	39,696	25,833
Operating income before the financial result	2,638,910	1,350,972	1,180,719
Net financial result	(593,704)	510,350	(635,099)
Income before income tax and social contribution	2,045,206	1,861,322	545,620
Income tax and social contribution	(558,711)	(89,085)	(458,857)
Profit (loss) for the period	1,486,495	1,772,237	86,763

Para mais informações, visite nosso website: www.csn.com.br/ri	14

EARNINGS RELEASE

1Q19

BALANCE SHEET
Brazilian Corporate Law (in thousands of reais)

	31/12/2018	31/03/2019
Current assets	12,014,483	13,825,742
Cash and cash equivalents	2,248,004	2,702,077
Financial investments	895,713	778,608
Accounts receivable	2,078,182	2,835,396
Inventories	5,039,560	5,665,830
Other current assets	1,753,024	1,843,831
Non-current assets	35,313,041	36,126,764
Long-term assets	4,382,389	4,419,990
Investments	5,630,613	5,791,267
Property, plant and equipment	18,046,864	18,682,759
Intangible assets	7,253,175	7,232,748
TOTAL ASSETS	47,327,524	49,952,506
Current liabilities	11,438,552	12,077,635
Payroll and related taxes	248,185	261,717
Trade payables	3,408,056	3,228,213
Taxes payable	251,746	535,681
Loans and financing	5,653,439	5,415,138
Other payables	1,770,623	2,530,746
Dividends and JCP payable	932,005	932,005
Customer Advance	137,418	563,002
Payables – Drawee Risk	65,766	300,947
Lease liabilities		45,742
Other payables	635,434	689,050
Provisions for tax, social security, labor and civil risks	106,503	106,140
Non-current liabilities	25,875,532	27,624,483
Loans, financing and debentures	23,173,635	22,887,556
Other payables	227,328	2,259,172
Customer Advance		1,469,166
Lease liabilities		587,496
Other payables	227,328	202,510
Deferred taxes	601,731	667,907
Provisions for tax, social security, labor and civil risks	685,953	615,371
Other provisions	1,186,885	1,194,477
Equity	10,013,440	10,250,388
Paid-up capital	4,540,000	4,540,000
Capital reserve	32,720	32,720
Profit reserve	3,064,827	3,064,827
Accumulated earnings (losses)		(7,572)
Other comprehensive income	1,065,188	1,215,371
Non-controlling interest	1,310,705	1,405,042
TOTAL LIABILITIES AND EQUITY	47,327,524	49,952,506

Para mais informações, visite nosso website: www.csn.com.br/ri	15

EARNINGS RELEASE

1Q19

CASH FLOW
CONSOLIDATED – Brazilian Corporate Law (in thousands of reais)

	4Q18	1Q19
Net cash generated by operating activities	609,552	1,185,970
Net income for the period attributable to controlling shareholders	1,720,288	(7,572)
Net income attributable to non-controlling shareholders	51,949	94,335
Charges on loans and financing raised	486,143	465,928
Charges on loans and financing granted	(13,540)	(13,946)
Charges on lease liabilities		4,957
Depreciation, depletion and amortization	310,970	328,070
Share of profit (loss) of investees	(39,696)	(25,833)
Deferred taxes	(296,999)	89,039
Provisions for tax, social security, labor, civil and environmental risks	5,639	(69,853)
Monetary and exchange rate variation, net	(97,728)	241,297
Write-off of fixed and intangible assets	8,862	13,712
Provision for actuarial liabilities	(20,984)	-
Adjusted shares - VJR	(108,548)	(127,653)
Provisions for decommissioning and environmental liabilities	6,252	7,592
Monetary correction of compulsory loan to Eletrobrás	(21,558)	(1,715)
Provisions (reversal) for consumption and services	55,726	8,853
PIS/COFINS tax credit	(1,483,424)	-
Other provisions	(6,984)	10,992
Working capital variation	487,426	758,388
Accounts receivable – third parties	(104,539)	(713,057)
Accounts receivable – related parties	19,957	(92,283)
Inventories	(275,342)	(653,465)
Borrowings – related parties	112,146	447
Taxes to offset	373,225	(41,211)
Judicial deposits	25,010	(11,569)
Trade payables	509,825	(170,461)
Trade payables – Drawee Risk		235,181
Payroll and related taxes	(66,521)	14,014
Taxes/Refis	(53,909)	282,973
Accounts payable – related parties	42,042	(30,173)
Advance Iron Ore payments		1,935,831
Other	(94,468)	2,161
Other payments and receipts	(434,242)	(590,621)
Interest paid	(434,242)	(590,621)
Cash flow from investing activities	(623,585)	(220,750)
Acquisition of intangible assets	(1,569)	(49)
Investments/AFAC (Advance for future capital increase)	(121,938)	-
Acquisition of fixed assets	(507,014)	(313,530)
Derivative transactions	-	(372)
Loans granted - related parties	-	(40,643)
Short-term investment, net of redeemed amount	-	16,796
Financial application, net of redemption	6,936	117,048
Cash flow from financing activities	(743,174)	(514,817)
Loans and financing raised	140,906	2,465,845
Loan amortizations - principal	(877,472)	(2,939,145)
Borrowing costs	(6,608)	(28,810)
Lease amortizations		(12,707)
Exchange rate variation on cash and cash equivalents	9,971	3,670
Free cash flow	(747,236)	454,073

Para mais informações, visite nosso website: www.csn.com.br/ri	16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.